----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
               UNITED STATES                       OMB Number:       3235-0145
    SECURITIES AND EXCHANGE COMMISSION             Expires:    October 31, 1994
            Washington, D.C. 20549                 Estimated average burden
                                                   hours per response....14.90
                                                   ----------------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                            Rigel Energy Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    76655L101
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Scott B. Bernstein, Esq.,
                              Caxton Corporation,
                             315 Enterprise Drive,
                             Plainsboro, NJ 08536,
                                 (609) 936-2580
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                 October 9, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   76655L101                             Page    2    of    11  Pages
          ------------                                  -----      -----


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Caxton International Limited
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) []
                                                                   (b) []


-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
    NUMBER OF     -------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             1,397,266
      EACH        -------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               0
                  -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,397,266
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,397,266
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []


-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.49%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                           Page    3    of    11  Pages
          -------------                              -------     ------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Overbrook Limited Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) []
                                                                   (b) []

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware, United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
    NUMBER OF      -------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH         -------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               0
                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                           Page    4    of    11  Pages
         --------------                              ------      ------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce S. Kovner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) []
                                                                      (b) []


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             2,711,400
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               0
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         2,711,400
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,711,400
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.84%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                           Page    5    of    11  Pages
          -------------                              ------     -------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Peter P. D'Angelo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) []
                                                                     (b) []


--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         43,343
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               43,343
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     43,343
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* []


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .08%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   76655L101                            Page    6    of    11  Pages
          -------------                                -----      ------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Kovner Foundation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) []
                                                                    (b) []

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware, United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
    NUMBER OF     --------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             1,314,134
      EACH        --------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON
      WITH               0
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         1,314,134
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,314,134
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  []


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     The Schedule D, filed on or about May 10, 1996, of (i) Caxton International Limited, a British Virgin Islands corporation ("Caxton International"); (ii) Overbrook Limited Partnership, a Delaware limited partnership ("Overbrook");
(iii) Mr. Bruce S. Kovner; (iv) Mr. Peter P. D'Angelo and (v) Troye Limited Partnership, a Connecticut limited partnership ("Troye"), with respect to the shares of Common Stock, no par value (the "Common Stock"), of Rigel Energy Corporation, an Alberta, Canada corporation (the "Company"), beneficially owned by them, as amended by Amendment No. 1 filed on or about August 20, 1996, is hereby amended by this Amendment No. 2 as follows:


Item 2. Identity and Background
-------------------------------

     Item 2(a) is hereby supplemented by the addition of the following:

               (a) Name. In addition to the persons who previously filed Amendment No. 1, this statement is filed by The Kovner Foundation with respect to the shares of Common Stock beneficially owned by it.


          Item 2(b) is hereby supplemented by the addition of the following:

               (b) Business Address. The address of the principal business office of The Kovner Foundation is 315 Enterprise Drive, Plainsboro, New Jersey 08536.


          Item 2(c) is hereby supplemented by the addition of the following:

               (c) Principal Occupation. The business of The Kovner Foundation and the purposes for which it is organized are exclusively religious, charitable, scientific, literary, educational or other exempt purposes specified in Section 501(c)(3) of the Internal Revenue Code.


          Item 2(d) is hereby supplemented by the addition of the following:

               (d) The Kovner Foundation has not been convicted in a criminal proceeding.


               Item  2(e)  is  hereby   supplemented  by  the  addition  of  the
          following:

               (e) The Kovner Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

          Item 3 is hereby supplemented by the addition of the following:

               (3) The Common Shares beneficially owned by The Kovner Foundation were acquired as a result of a contribution by Bruce Kovner to The Kovner Foundation of 1,910,438 Common Shares (see Item 5(c) below).


Item 4.  Purpose of Transaction
-------------------------------

          Item 4 is hereby supplemented by the addition of the following:

               (4) The purpose of the acquisition of shares of Common Stock by The Kovner Foundation is for investment. It may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock beneficially owned by it at any time. It has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. It may, at any time and from time to time, review or reconsider its position with respect to the Common Stock of the Company and may, at any time and from time to time, formulate plans or proposals with respect to such matters consistent with the nature and purposes of its business as specified in Section 501(c)(3) of the Internal Revenue Code, but it has no present intention of doing so.



Item 5.  Interest in Securities of the Issuer
---------------------------------------------

          Item 5(a) is hereby supplemented by the addition of the following:

               (a) As of the date hereof (i) Caxton International beneficially owns 1,397,266 shares of Common Stock constituting approximately 2.49% of the outstanding Common Stock; (ii) Overbrook beneficially owns 0 shares of Common Stock constituting 0% of the outstanding Common Stock; (iii) Mr. Kovner beneficially owns 2,711,400 shares of Common Stock constituting approximately 4.84% of the outstanding Common Stock; (iv) Mr. D'Angelo beneficially owns 43,343 shares of Common Stock constituting approximately .08% of the outstanding Common Stock; and (v) The Kovner Foundation beneficially owns 1,314,134 shares of Common Stock constituting approximately 2.35% of the outstanding Common Stock. Troye ceased to beneficially own any shares of Common Stock prior to the filing of Amendment No.1 to this Schedule 13D. By reason of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Kovner may be deemed to beneficially own the shares of Common Stock beneficially owned by each of Caxton International and The Kovner Foundation. When such shares are totaled (2,711,400 shares), they constitute approximately 4.84% of the outstanding Common Stock. The percentages listed herein are calculated based upon 56,008,100 shares of Common Stock issued and outstanding as of August 21, 1996, based upon conversations with the Company.

          Item 5(b) is hereby supplemented by the addition of the following:

               (b) Mr. Kovner, as the sole member and a director of The Kovner Foundation, has the power to vote (or direct the vote of) and to dispose (or direct the disposition of) the shares of Common Stock beneficially owned by The Kovner Foundation.


          Item 5(c) is hereby supplemented by the addition of the following:

               Effective September 26, 1996, (a) Overbrook Limited Partnership distributed the 224,966 shares of Common Stock which it beneficially owned to its partners on a pro rata basis as follows: (a) 2,250 shares to Caxton Corporation; (b) 216,957 shares to Bruce Kovner, and (c) 5,759 shares to Peter D'Angelo. Caxton Corporation distributed its 2,250 shares of Common Stock to its sole shareholder, Mr. Kovner. Mr. Kovner subsequently contributed 1,910,438 shares of Common Stock beneficially owned by him to The Kovner Foundation.

               In addition to the transactions described above, the trading date, number of shares sold and the price per share for all transactions by Caxton International, Mr. D'Angelo, and The Kovner Foundation since the most recent filing on Schedule 13D are as follows:

                                                No. of Shares       Price Per
          Owner                 Trade Date           Sold              Share

     Caxton International          10/8/96         220,134            CN$14.90
     Peter P. D'Angelo             10/8/96           6,829            CN$14.90
     The Kovner Foundation         10/8/96         207,037            CN$14.90

     Caxton International          10/9/96         191,223            CN$15.45
     Peter P. D'Angelo             10/9/96           5,932            CN$15.45
     The Kovner Foundation         10/9/96         179,846            CN$15.45

     Caxton International          10/9/96         222,671            CN$15.45
     Peter P. D'Angelo             10/9/96           6,907            CN$15.45
     The Kovner Foundation         10/9/96         209,422            CN$15.45


         All sales were effected in brokered transactions through and pursuant to the rules of the Toronto Stock Exchange.

          Item 5(e) is hereby supplemented by the addition of the following:

               (e) As of October 9, 1996, Caxton International Limited, Overbrook Limited Partnership, Bruce S. Kovner, Peter P. D'Angelo, Troye Limited Partnership and The Kovner Foundation all were the beneficial owners of less than five percent of the outstanding Common Stock.


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 14, 1996


CAXTON INTERNATIONAL LIMITED         OVERBROOK LIMITED PARTNERSHIP



By:  /s/ Nitin Aggarwal              By: /s/Peter P. D'Angelo
     -----------------------------       ----------------------------
      Name:  Nitin Aggarwal             Name:  Peter P. D'Angelo
      Title:  President                 Title:  President of Caxton Corporation,
                                                General Partner



By:  /s/ Maxwell Quin
     -----------------------------
      Name:  Maxwell Quin
      Title:  Secretary



THE KOVNER FOUNDATION



By:  /s/ Bruce S. Kovner
     -----------------------------
      Name:  Bruce S. Kovner
      Title:  Director





/s/ Bruce S. Kovner                               /s/ Peter P. D'Angelo
----------------------------------                ----------------------------
Bruce S. Kovner                                   Peter P. D'Angelo

                                                                    Exhibit 1


                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)
                          ----------------------------

     The undersigned acknowledge and agree that the foregoing statement Amendment No. 2 on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated:  October 14, 1996


CAXTON INTERNATIONAL LIMITED         OVERBROOK LIMITED PARTNERSHIP



By:  /s/ Nitin Aggarwal              By:  /s/ Peter P. D'Angelo
     ----------------------------    ---------------------------------
      Name:  Nitin Aggarwal             Name:  Peter P. D'Angelo
      Title:  President                 Title:  President of Caxton Corporation,
                                                General Partner



By:  /s/ Maxwell Quin
     ---------------------------
      Name:  Maxwell Quin
      Title:  Secretary



THE KOVNER FOUNDATION



By:  /s/ Bruce S. Kovner
     ---------------------------
      Name:  Bruce S. Kovner
      Title:  Director





/s/ Bruce S. Kovner                               /s/ Peter P. D'Angelo
---------------------------------                 -------------------------
Bruce S. Kovner                                   Peter P. D'Angelo